

August 19, 2010

**Via Facsimile (800) 836-0714 and U.S. Mail**

M. Richard Cutler
Cutler Law Group, P.C.
3355 West Alabama
Suite 1150
Houston,  TX 77098

        **RE:    Clean Diesel Technologies, Inc.**
              **Soliciting Materials filed pursuant to Rule 14a-12 filed by The Committee to**
                 **Restore Stockholder Value and Integrity for Clean Diesel**
              **Filed July 13 and August 12, 2010**
              **File No. 001-33710**

Dear Mr. Cutler:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Soliciting Materials**

1.    We note that you have not provided the disclosure required by Rule 14a-12(a).  Please confirm that you will provide the required disclosure in all future soliciting materials filed under Rule 14a-12.

2.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide us supplemental support for the following:

- Your assertions in each of the paragraphs under the caption "The Issues" in the July 13, 2010 filing.
- Your assertions under the caption "Our plan is based on building sales and profits by pursuing markets that have openly expressed the need for our product to increase fuel economy."
- Your belief that ". . . there is hidden value in the company's IP that can be extracted for stockholder benefit."
- Your assertions in paragraphs 11 (second sub-bullet point) and 12 (third sub-bullet point) in the August 12, 2010 filing.

To the extent support for the referenced disclosure is available in the company's filings, please refer us the specific location of such information.

3. Please provide us support for your assertions in paragraphs 3, and 6-10 in the August 12, 2010 filing.

4. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the following statements:

- That the board of directors of the company has been "[i]gnoring fiduciary duties to stockholders and violating NASDAQ rules" and " is recklessly operating with a single member audit committee." (July 13, 2010)

- That the board and current management continue to "misappropriate corporate assets . . . and conspire to sell the company at any price."

- That "the current CDTI directors are not performing their fiduciary duty to protect stockholders' interests regarding the merger" and that those directors are "acting based on unenlightened self-interest the benefit themselves and not the CDTI stockholders." (August 12, 2010)

5. Refer to paragraph 8 under the caption "The Issues." Please tell us, with a view toward future revised disclosure, whether the inclusion of warrants in dilution table footnotes is in violation of any rule or regulation to which the company is subject.

6. It is unclear how security holders can assess your disclosure that you have "attracted a slate of qualified, independent business people to serve" on the board of directors without any specific information about your nominees, other than a vague reference to a railroad executive. Please advise.

7.      We note that you established a website with additional information.  The website materials and any other written communications should be filed verbatim <u>immediately</u> in accordance with Rule 14a-12(b) as definitive additional materials.  Any website you maintain should contain legends identifying the participants and encouraging security holders to read your proxy or consent statement.  In this regard, please note that your subsequent filings will not and cannot cure the deficiency with respect to delinquency and the failure to include the information required by Rule 14a-12(a)(1).  Note that soliciting materials filed under Rule 14a-12 must be filed as they are published.  In addition, any future written soliciting material, including any emails, postings to websites and scripts to be used in soliciting proxies, should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A using the EDGAR header tag "DFAN14A."

<u>Closing Information</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Daniel F. Duchovny
Special Counsel

Office of Mergers & Acquisitions